XIOM CORP.
                                78A Lamar Street
                          West Babylon, New York 11704

                                                                October 18, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

      Re:   Xiom Corp.
            Registration Statement on Form SB-2
            File No.: 333-124704

Dear Sir or Madam:

      Please accept this as a formal written request to accelerate the effectiveness of the above captioned Registration Statement on Form SB-2.

      We are advised that the Commission has no further comments on the registration statement. We are also aware of the respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in the above captioned registration statement.

      Notwithstanding, the comments of the Commission, we acknowledge that:

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United State.

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      We would request that the registration statement be declared effective as of 9:30 A.M. as of Friday, October 20, 2006, or as soon thereafter as practicable.

      Thank you very much.

                                        Very truly yours,


                                        /s/
                                        ----------------------------------------
                                        Andrew B. Mazzone,
                                        President